Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Disposal of Shares by Person Discharging Managerial Responsibility

The Company was notified on 14 November 2007 that, on 7 November 2007, Steve Driver disposed of 10,000 ordinary shares in the capital of the Company at a price of £5.92 per share following the vesting of shares awarded under the Company’s International Share Award Plan 2002.

The transaction took place on the London Market.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills

Director of Group Secretariat

Tel: 020 7830 5183

14 November 2007